Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON ESTIMATED LOSS IN THE RESULTS FOR

THE FIRST HALF OF 2023

This announcement is made by China Southern Airlines Company Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

I.	ESTIMATED RESULTS FOR THIS PERIOD

(I)	Period covered by the estimated results

1 January 2023 to 30 June 2023 (the “Reporting Period”)

(II)	Estimated results

1.

Based on the preliminary financial information prepared by the finance department of the Company, the Company expects to record a loss in the first half of 2023, and a net loss attributable to shareholders of the Company of approximately RMB2.5 billion to RMB3.3 billion.

2.	The net loss after deducting the non-recurring profit or loss attributable to shareholders of the Company in the first half of 2023 is estimated to be approximately RMB3.4 billion to RMB4.5 billion.

3.	The financial figures relating to the estimated results for the Reporting Period are only based on preliminary estimates, and have not been audited by certified public accountants.

II.	RESULTS FOR THE CORRESPONDING PERIOD OF THE PREVIOUS YEAR

(I)

The net loss attributable to shareholders of the Company: RMB11.488 billion. The net loss after deducting the non-recurring profit or loss attributable to shareholders of the Company: RMB11.751 billion.

(II)	Loss per share: RMB0.68.

III.	MAJOR REASONS FOR THE ESTIMATED LOSS IN RESULTS FOR THIS PERIOD

During the Reporting Period, due to the constant recovery of domestic economy and gradual alleviation of multiple negative impacts, service consumption experienced a noticeable recovery as well as the domestic civil aviation industry. The Company made every effort to seize the opportunities arising from market recovery, enhance cost control, and accelerate and optimize the utilization of idle resources, which contributed to a significant year-on-year decrease in operating loss of the Company. However, as a result of the relatively slow restoration of international flights, oversupply in the domestic market, significant depreciation of RMB and fluctuations in the high oil price, the Company is still under great operating pressure and suffered operating loss in the first half of 2023.

IV.	RISK WARNINGS

The finance department of the Company is making every effort to prepare the 2023 interim financial report of the Company. There is no other substantial uncertainty which may affect the accuracy of the estimated results of the Company in this announcement.

V.	OTHER EXPLANATORY MATTERS

The data set out above is only preliminary accounting data. The specific and accurate financial data should be those to be officially disclosed in the 2023 interim report of the Company. Investors are advised to pay attention to such investment risks involved.

By order of the Board
China Southern Airlines Company Limited
Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

14 July 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.

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